Mail Stop 4561

February 26, 2009

J. Michael Parks
Chief Executive Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

> **Re:** **Alliance Data Systems Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **Definitive Proxy Statement Filed April 24, 2008**
> **File No. 001-15749**

Dear Mr. Parks:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief